AMENDMENT
TO
AGREEMENT AND DECLARATION OF TRUST
OF
MASTERS’ SELECT INVESTMENT TRUST

Pursuant to ARTICLE VIII, Section 4 of the Agreement and Declaration of Trust, ARTICLE I, Section 1 of the Agreement and Declaration of Trust is hereby amended to read as follows:

Section 1.  Name.  This Trust shall be known as Masters’ Select Funds Trust and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

IN WITNESS WHEREOF, the undersigned Trustees have executed this Amendment to the Agreement and Declaration of Trust this 4th day of December, 2008.

/s/ George Battle	/s/ Craig Litman
A. George Battle	Craig A. Litman

/s/ Jeremy DeGroot	/s/ Harold Shefrin
Jeremy DeGroot	Harold M. Shefrin

/s/ Frederick Eigenbrod	/s/ Taylor Welz
Frederick A. Eigenbrod, Jr.	Taylor M. Welz

/s/ Kenneth Gregory
Kenneth E. Gregory